

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2010

Ms. Rose C. Perri
Chief Financial Officer
Generex Biotechnology Corporation
33 Harbour Sq. Suite 202
Toronto, Ontario M5J2G2
Canada

> **Re:** **Generex Biotechnology Corporation**
> **Form 10-K for the year ended July 31, 2009**
> **Form 10-Q/A for the quarterly period ended January 31, 2010**
> **File No. 000-25169**

Dear Ms. Perri:

We have reviewed your June 24, 2010 response to our June 11, 2010 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings and by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for the quarterly period ended January 31, 2010 filed June 11, 2010

Note 11: Derivative Warrant Liability, page 12

1. We acknowledge your response to the second bullet of our previous comment one. It is unclear why you believe the Black-Scholes option pricing model is the most appropriate model to measure the fair value of your warrants given the existence of the price protection provision. In this regard, it appears that your assignment of zero value to the probability that the down-round protection will be triggered is unreasonable because:

    - It appears likely that you will need to raise additional capital to continue to develop and commercialize your product candidates;
    - You have historically financed your operations through regular debt (with equity-linked instruments) and equity issuances; and

- The warrants at issue were originally exercisable at $1.21 per share and are currently exercisable at $0.33 per share, apparently a direct result of the price protection provision being triggered at least once.

  Please revise your accounting and disclosure in each of your fiscal 2010 Forms 10-Q to fair value these warrants using a binomial, lattice or other model that appropriately considers the probability of the price protection provision being triggered and explain to us how the model used considers this provision. Otherwise, please demonstrate to us how the incremental value for the price protection provision is immaterial.

2. Please revise your disclosure in each of your fiscal 2010 Forms 10-Q to clarify that the price protection provisions of the warrants also apply to the subsequent issuance of equity-linked instruments, for example options and convertible securities, with exercise or conversion prices below the current exercise price of the warrants as indicated in Section 2(b) of your warrant agreements. Clarify that the exercise price of the warrants under the price protection provisions adjusts to the lower future issuance price or exercise/conversion price of stock or equity-linked instruments issued, respectively. In addition, please disclose as indicated in Section 2(c) of your warrant agreements that the number of shares issuable under the warrants changes proportionally so that the aggregate exercise price from the warrants remains the same.

Note 12: Restatement of Previously Reported Interim Periods, page 13

3. Please revise the accounting and disclosure in each of your fiscal 2010 Forms 10-Q to reflect upon adoption of the changed guidance the cumulative-effect adjustment based on the amounts that would have been recognized if that guidance had been applied from the issuance date of the warrants. Please see ASC 815-10-65-3d through 65-3f.

Item 4. Controls and procedures
Evaluation of Disclosure Controls and Procedures, page 29

4. We acknowledge your disclosure and response addressing the third bullet of our previous comment one. We think you should re-evaluate whether your disclosure controls and procedures are effective and, if necessary revise your disclosure in each of your fiscal 2010 Forms 10-Q, in light of the following:

- It is unclear why your restatement of financial statements for the misapplication of GAAP "did not constitute a failure in [your] disclosure controls and procedures" and why your reassessment that disclosure controls and procedures were effective is reasonable.
- It is also unclear why you believe you found no material weakness in your disclosure controls and procedures when paragraph 69 of PCAOB Standard No. 5 states that a restatement of previously issued financial statements is an indicator of a material weakness in internal controls over financial reporting.
- The fact that the error was unintentional, did not impact cash, had no effect on operating income or cash flows and did not result in the restatement of any completed fiscal year does not appear relevant to whether GAAP compliant information required to be disclosed was properly disclosed.

Ms. Rose Perri
Generex Biotechnology Corporation
August 10, 2010
Page 3

- The fact that the error involved the interpretation of new accounting guidance does not appear to be relevant given that you are required to assess the applicability of new guidance and, in this instance, Example 9 at ASC 815-40-55-33 and 55-34 appears to be directly on point.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant